DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

September 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: David Link and Dorrie Yale

Re:	Viking Acquisition Corp. I
Registration Statement on Form S-1
Filed August 13, 2025
File No. 333-289590

Dear Mr. Link and Ms. Yale:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our client, Viking Acquisition Corp. I (the “Company” or “Viking”), by your letter dated September 9, 2025, regarding the above-referenced Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, Viking will file Amendment No. 1 to Form S-1 (“Amendment No. 1”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Form S-1 if referring to the Staff’s comment, or to Amendment No. 1 if in the response.

Registration Statement on Form S-1 filed on August 13, 2025

General

1.	Please revise to ensure your disclosures throughout your prospectus and exhibits are consistent. As examples only, we note that your letter agreement filed as Exhibit 10.2 only requires your sponsor and insiders to vote the founder shares they hold and shares acquired in the public offering, but does not appear to have a similar requirement with respect to private placement shares. However, your disclosures state that your sponsor and Cohen have agreed to vote private placement shares in favor of such transaction and also include statements regarding the percentage of public shares that would need to be voted in favor of the initial business combination in order to have the transaction approved, after assuming all the founder shares and private placement shares are voted in favor of it. As another example, we also note inconsistent disclosures regarding the waiver of redemption rights with respect to private placement shares by your sponsor and Cohen, and also with respect to whether public shares purchased by your sponsor and insiders would be voted in favor of the initial business combination.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised and reconciled its disclosures on pages 15, 25, 27, 37, 40, 52, 68, 90 107, 130, 131, 133, 143, 415, 166, 179, F-8 and F-13 of Amendment No. 1 and has revised Exhibit 10.2 to provide for consistency throughout the prospectus and exhibits.

U.S. Securities and Exchange Commission
September 15, 2025

2.	Please revise your disclosure to describe in more detail the material roles and responsibilities of KingsRock in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify that KingsRock will not have a material role or responsibility in directing and managing the Company’s activities on the cover page and pages 3, 7, 11, 12, 91, 119, 124, 126, 128, 175 and F-7 of Amendment No. 1.

Cover Page

3.	We note your compensation disclosure on the cover page. Please revise your compensation disclosure to also address promoters, such as KingsRock. In this regard, we note your statement on page 172 that promoters include your sponsor and its affiliates, and that KingsRock is an affiliate of your sponsor. See Item 1602(a)(3) of Regulation S-K. Please also clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures to address this comment on the cover page and pages 3, 13, 17, 40, 41, 43, 92, 93, 106, 117, 119, 129, 132, 137, 161, 167, 173, 175 of Amendment No. 1.

4.	We refer to your disclosure regarding the potential conversion of your working capital loans. Please revise to disclose whether such conversion may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to disclose whether such conversion may result in a material dilution of the purchasers’ equity interests on the cover page of Amendment No. 1.

5.	Please also revise to include a cross-reference, highlighted by prominent type or in another manner, to the conflicts of interest discussion in your Summary. See Item 1602(a)(5) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised pages 10 and 11 of Amendment No. 1 to include a cross reference to the conflicts of interest discussion in the Summary.

U.S. Securities and Exchange Commission
September 15, 2025

Summary, page 1

6.	Please revise here and on the cover page, to describe the securities comprising your “private placement units.”

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its discussion to describe the securities comprising the Company’s “private placement units” on the cover page and on the summary of Amendment No. 1.

Our Acquisition Process, page 9

7.	You state in the first paragraph on page 11 and elsewhere in your prospectus that you do not believe that the fiduciary, contractual or other obligations or duties of your officers and directors, or of KingsRock and its Strategic Partners and Senior Advisors will materially affect your ability to complete your initial business combination. Please revise your disclosures to explain the basis for this belief. In this regard, we note your other disclosures, such as your statements that your sponsor, officers, directors, KingsRock, and its Strategic Partners and Senior Advisors may all participate in other blank check companies, and that KingsRock’s clients may compete with you for acquisition opportunities.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures to address this comment on pages 10, 11, 44, 45, 96, 126, 166 and 168 of Amendment No. 1.

Prior SPAC Experience, page 12

8.	Please revise to expand your disclosure regarding the experience of your sponsor, its affiliates, and promoters (including KingsRock) in organizing special purpose acquisition companies and their involvement in those companies. In this regard, we note your disclosure on page 127 that members of your management team and Senior Advisors have “extensive experiences” with blank check companies and have served as executive officers and directors in “numerous prior SPACs.” Refer to Item 1603(a)(3) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding the experience of the Company’s sponsor, its affiliates, and promoters in organizing special purpose acquisition companies and their involvement in those companies, including the experience of members of the Company’s management team, on pages 12 and 128 of Amendment No. 1.

U.S. Securities and Exchange Commission
September 15, 2025

Sponsor Information, page 12

9.	We note your disclosure here and on page 128 that the non-managing members will invest an amount into the sponsor that is equal to the sum of $1.25 for each founder share. Elsewhere, you state that the sponsor will issue membership interests in itself at a nominal purchase price of $0.00375 per underlying founder share to the non- managing members. Please revise your filing to address this apparent inconsistency, or advise.

RESPONSE: The Company has determined that there will not be any non-managing members that are members of the sponsor, and as a result, has removed all disclosure regarding non-managing members from Amendment No. 1.

10.	We refer to your table on page 15 indicating that non-managing members are subject to certain transfer restrictions. Please revise to disclose identify the natural persons subject to the restrictions. See Item 1603(a)(9) of Regulation S-K. Please also revise your definition of “non-managing members” to clarify these individuals’ ownership of your founder shares.

RESPONSE: The Company has determined that there will not be any non-managing members that are members of the sponsor, and as a result, has removed all disclosure regarding non-managing members from Amendment No. 1.

Limited payments to insiders, page 40

11.	We note your statement on page 12 that your independent directors may each receive, for their services as a director, an indirect interest in founder shares through membership interests in KingsRock Viking Acquisition, LLC. Please revise to clarify the interests that the independent directors will receive.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify the indirect interests in the Company’s securities that the independent directors will hold as a result of their purchase of membership interests in KingsRock Viking Acquisition, LLC on pages 12, 41, 128, 161, 162, 171 and 175 of Amendment No. 1.

Risk Factors

The nominal purchase price paid by our sponsor for the founder shares…, page 88

12.	We note your narrative disclosures states an initial implied value of $10.00 per public share and that your ordinary shares would have an implied value of $7.04 per share upon consummation of your initial business combination; however, your tabular disclosure indicates these amounts are $7.04 and $10.00, respectively. Please revise your filing to address this apparent inconsistency, or advise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures to remove this inconsistency on page 88 of Amendment No. 1.

U.S. Securities and Exchange Commission
September 15, 2025

Exhibits

13.	We refer to your Cayman Islands legal opinion filed as Exhibit 5.2. Please file an amended legal opinion removing any inappropriate assumptions. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. In this regard, for example, we note that paragraphs 4 and 5 assume such material facts. Please also attach a copy of the director’s certificate referenced in your opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has filed an amended Cayman Islands legal opinion and has attached a copy of the director’s certificate referenced in such opinion in Exhibit 5.2 of Amendment No. 1.

* * *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman
Jeffrey C. Selman

cc: Håkan Wohlin

Enclosures